

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 19, 2008

Joseph P. Hernon
Chief Financial Officer
Towerstream Corporation
55 Hammarlund Way
Middletown, RI 02842

   Re: Towerstream Corporation
      Form 10-KSB for the Fiscal Year Ended December 31, 2007
      Filed March 19, 2008 and Amended on April 25, 2008
      File No. 001-33449

Dear Mr. Hernon:

  We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director